

A SECOND INDEPENDENT PROXY ADVISORY FIRM, GLASS LEWIS RECOMMENDS ALEXCO SHAREHOLDERS VOTE FOR THE PROPOSED TRANSACTION WITH HECLA

- The deadline to vote is at 10:00 am (Pacific Time) on Friday, August 26, 2022.
- For any questions, please contact Alexco's proxy solicitation agent and communications advisor, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (+1-416-304-0211 outside North America) or email assistance@laurelhill.com.

August 18, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** is pleased to announce that a second independent, third-party proxy advisory firm, Glass Lewis & Co. LLC (**"Glass Lewis"**) has recommended Alexco shareholders (**"Alexco Shareholders"**) vote "FOR" the proposed acquisition of Alexco by 1080980 B.C. Ltd. (**"108"**), a subsidiary of Hecla Mining Company (**"Hecla"**) at the upcoming special meeting of securityholders to be held on Tuesday, August 30, 2022, at 10:00 a.m. (Pacific Time) (the "**Meeting**").

At the Meeting, securityholders will be asked to consider and, if deemed advisable, pass a special resolution (the "**Arrangement Resolution**") to approve an arrangement (the "**Arrangement**"), in accordance with the terms of an arrangement agreement entered into by the Company and Hecla on July 4, 2022, as assigned and amended (the "**Arrangement Agreement**") pursuant to which 108 will acquire all of the issued and outstanding common shares of Alexco (the "**Alexco Shares**") that it does not already own by way of a statutory plan of arrangement under the *Business Corporations Act* (British Columbia). Under the terms of the Arrangement, Alexco Shareholders will receive 0.116 common shares in the capital of Hecla (each common share, a "**Hecla Share**") for each Alexco Share held (the "**Consideration**").

In their report, Glass Lewis noted: *"Based on the compelling rationale underpinning the proposed merger, as well as reasonable financial terms, we believe that the proposed merger warrants shareholder support."*

Alexco's board of directors UNANIMOUSLY recommends that securityholders
VOTE FOR the Arrangement Resolution

Reasons for the Arrangement

In evaluating and unanimously approving the Arrangement, the special committee of independent Alexco directors (the "**Special Committee**") and the board of directors of Alexco (the "**Board**") gave careful consideration to the current position and condition and the expected and potential future position and condition of the business of the Company, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

- **Premium.** The Consideration to be received by Alexco Shareholders pursuant to the Arrangement represents a premium of 12% on a spot basis to the July 1, 2022 closing price, and 24% premium using the trailing 5-day volume weighted average trading price on the NYSE American for Alexco Shares and the NYSE for Hecla Shares as of market close on July 1, 2022.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   1 | P a g e
Canada



- **Liquidity.** Based on the immediate financing requirements, the business, operations, financial condition and prospects of the Company, as well as the current and prospective environment in which the Company operates, including macroeconomic conditions in Canada and globally, there is a significant risk that the Alexco Shares could continue to trade below US$0.417, the closing price as at July 1, 2022, over the short to medium term. The Consideration provides Alexco Shareholders with immediate liquidity at a price that may not be available in the absence of the Arrangement.

- **Strengths and Strategic Fit.** If the Arrangement is completed, it is expected that Alexco Shareholders will benefit from:
  - (i)   the consolidation of the assets of Alexco and Hecla;
  - (ii)   jurisdictional and project risk diversification; and
  - (iii)   enhanced capital markets profile, financing capacity and access to capital.

  Alexco Shareholders will also be able to continue to participate in the potential upside from any exploration and development success related to the properties of Alexco, as well as the other properties of Hecla. It is expected that Alexco Shareholders will hold approximately 3% of the Hecla Shares on an outstanding undiluted basis upon completion of the Arrangement.

- **Process**. The Arrangement with Hecla resulted from discussions that began months ago. During that time, the management and financial advisors of Alexco communicated with several other parties regarding potential transactions. Confidentiality agreements were entered into with seven potential acquirors or merger partners. Discussions were held with each. The Arrangement is the most attractive of those alternatives. All potential acquirors or merger partners expressed the view that existing silver purchase agreement between Wheaton Precious Metals Corp. ("**Wheaton**") and Alexco and certain of its subsidiaries (the "**Wheaton Stream Agreement**") would require amendment to ensure the financial viability of Alexco's conventional mining and milling of silver-lead-zinc ore from certain deposits in the Keno Hill District in Yukon, Canada (the "**Keno Hill Project**"). Of all of the parties the Company approached, only Hecla was successful in negotiating satisfactory arrangements with Wheaton with respect to the Wheaton Stream Agreement.

- **Business and Industry Risks**. The business, operations, assets, financial condition, operating results and prospects of Alexco are subject to significant uncertainty, including risks associated with Wheaton's silver purchase streaming rights on its Keno Hill Project, risks associated with a negative working capital position, and risks associated with obtaining financing on acceptable terms or at all. The Special Committee concluded that the Company immediately required additional financing and of the financing alternatives, the Arrangement provided a more favourable outcome to the Company and its stakeholders than any other option that was reasonably available. Further, the Special Committee determined that the Consideration under the Arrangement is more favourable to Alexco Shareholders than continuing with Alexco's current business plan in light of these risks and uncertainties.

The management information circular dated July 28, 2022 and related meeting materials (collectively, the "**Meeting Materials**") have been filed by the Company on SEDAR and EDGAR and are available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Meeting Materials

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   2 | P a g e
Canada



are also available on the Company's website at Alexco - Investors - Special Meeting (https://alexcoresource.com/investors/special-meeting-of-shareholders/).

How to Vote
Due to the essence of time, Alexco securityholders are encouraged to vote online or by telephone.

THE VOTING DEADLINE IS 10:00 a.m. (Vancouver Time) ON FRIDAY AUGUST 26, 2022

	Beneficial Shareholder *Shares held with a broker, bank or other intermediary*	**Registered Shareholders** *Shares held in own name and represented by a physical certificate*	**Option holders, DSU holders and RSU holders**
✳	www.proxyvote.com	www.investorvote.com	www.investorvote.com
☎	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775	Phone: 1-866-732-8683 Fax: 1-866-249-7775
✉	Return the voting instruction form in the enclosed envelope	Return the YELLOW form of proxy in the enclosed postage paid envelope	Return the GREEN form of proxy in the enclosed postage paid envelope

Shareholder Questions and Voting Assistance

For any questions or assistance with voting, Alexco securityholders can contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About Hecla

Founded in 1891, Hecla Mining Company (NYSE: HL) is the largest silver producer in the United States. In addition to operating mines in Alaska, Idaho and Quebec, Canada, Hecla owns a number of exploration properties and pre-development projects in world-class silver and gold mining districts throughout North America.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District in Canada's Yukon Territory, one of the highest-grade silver mines in the world.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   3 | P a g e
Canada



Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: 778-945-6577
Email: info@alexcoresource.com
Website: www.alexcoresource.com

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Meeting, Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements regarding the Meeting, statements with respect to the consummation and timing of the Arrangement; approval by Alexco securityholders; the satisfaction of the conditions precedent to the transaction; the perceived benefits of the Arrangement; the Consideration to be received by Alexco shareholders in connection with the Arrangement; the timing, receipt and anticipated approval of the court, and of any other regulatory consents and approvals. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Hecla to obtain the necessary regulatory, court, securityholder, and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; changes in laws, regulations and government practices; if a third party makes a Superior Proposal (as defined in the Arrangement Agreement), the Arrangement may not be completed and the Company may be required to pay the Termination Fee (as defined in the Arrangement Agreement); if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on the Company's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; future prices of silver, gold, lead, zinc and other commodities; market competition; and the geopolitical, economic, permitting and legal climate that Alexco and Hecla operate in. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, assumptions as to the ability of Alexco and Hecla to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, securityholder and other third party approvals; the satisfaction of the conditions to closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms; the expected adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement; the adequacy of Alexco and Hecla's financial resources; favourable equity and debt capital markets; and stability in financial capital markets. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   4 | P a g e
Canada